Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 32-A-II dated May 17, 2010	Term Sheet to Product Supplement no. 32-A-II Registration Statement No. 333-155535 Dated August 9, 2011; Rule 433

Structured Investments	$ Capped Notes Linked to the SPDR® Gold Trust due August 14, 2015

General

  The notes are designed for investors who seek capped exposure to appreciation of the SPDR® Gold Trust up to a maximum payment at maturity of at least $1,350*. Investors should be willing to forgo interest and dividend payments, as well as appreciation in the SPDR® Gold Trust above 35%, while seeking repayment of at least 90% of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Investing in the notes is not equivalent to investing in the SPDR® Gold Trust or the commodity underlying the SPDR® Gold Trust.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 14, 2015*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about August 11, 2011 and are expected to settle on or about August 16, 2011.

Key Terms

Index Fund:	The SPDR® Gold Trust (“GLD”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:
If the Index Fund Return is greater than zero, you will receive the lesser of:
a) $1,000 + ($1,000 × Index Fund Return × Participation Rate); and
b) $1,350*.
*To be determined on the pricing date and will not be less than $1,350 per $1,000 principal amount note.
If the Index Fund Return is less than or equal to zero, you will receive the greater of:
a) $1,000 + ($1,000 × Index Fund Return); and
b) $900.
You are entitled to repayment of 90% of your principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
Participation Rate:	100%
Maximum Return:	The maximum return will be determined on the pricing date and will not be less than $350 for each $1,000 principal amount note.
Index Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Anti-Dilution Adjustments” in the accompanying product supplement no. 32-A-II for further information about these adjustments.

Observation Date:	August 11, 2015**
Maturity Date:	August 14, 2015**
CUSIP:	48125XK47
**	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-II.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $24.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $1.00 per $1,000 principal amount note. The concessions of approximately $1.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $24.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-128 of the accompanying product supplement no. 32-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 9, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 32-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-II dated May 17, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-A-II dated May 17, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002020/e38794_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, all references to “Principal Protected Notes Linked to a Weighted Basket of Components” or “Principal Protected Notes” in the accompanying product supplement no. 32-A-II are deemed to refer to “Capped Notes Linked to the SPDR® Gold Trust.”

For purposes of this offering, the SPDR® Gold Trust is a “Basket Fund” as described in the accompanying product supplement no. 32-A-II.

For purposes of this offering, the “Payment at Maturity” described herein shall supersede “Payment at Maturity” as described in the accompanying product supplement no. 32-A-II. The minimum payment at maturity of the notes is $900 per $1,000 principal amount, subject to the credit risk of JPMorgan, Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Notes Linked to the SPDR® Gold Trust

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF AT LEAST 90% OF YOUR PRINCIPAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least 90% of your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index Fund. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CAPPED APPRECIATION POTENTIAL — The notes provide capped exposure to appreciation of the Index Fund. The maximum payment at maturity will not be less than $1,350 (to be determined on the pricing date) for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE SPDR® GOLD TRUST — The return on the notes is linked to the SPDR® Gold Trust. The SPDR® Gold Trust seeks to reflect the performance of the price of gold bullion before expenses. For additional information about the Index Fund, see the information set forth under “The SPDR® Gold Trust” in the accompanying product supplement no. 32-A-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-II. Notwithstanding any disclosure in that product supplement to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on August 8, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 2.03%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.03%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or the commodity underlying the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-II dated May 17, 2010.

  YOUR INVESTMENT MAY RESULT IN UP TO A 10% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Index Fund, and will depend on whether, and the extent to which, the Index Fund Return is positive. You will receive no more than 90% of the principal amount of your notes if the Index Fund Return declines by more than 10%.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN OF 35% AT MATURITY— If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive a payment at maturity that will not exceed a predetermined amount, regardless of the appreciation in the Index Fund, which may be significant. This amount will be determined on the pricing date and will not be less than $1,350 per $1,000 principal amount note.
  CREDIT RISK OF JPMORGAN CHASE & CO. —The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

JPMorgan Structured Investments —	TS-2
Capped Notes Linked to the SPDR® Gold Trust

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund and the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE CORRELATION BETWEEN THE PERFORMANCE OF THE SPDR® GOLD TRUST AND THE PRICE OF GOLD MAY BE IMPERFECT — A discrepancy may exist between the performance of the SPDR® Gold Trust and the price of gold. In addition, because the shares of the SPDR® Gold Trust are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the SPDR® Gold Trust may differ from the net asset value per share of the SPDR® Gold Trust. Because of the potential discrepancies identified above, the SPDR® Gold Trust return may not correlate with the return on gold over the same period.
  THE PRICE OF ONE SHARE OF THE SPDR® GOLD TRUST IS LINKED CLOSELY TO THE PRICE OF GOLD, WHICH MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS — Investments in notes linked to the SPDR® Gold Trust, which tracks the price of a single commodity, are considered speculative. The SPDR® Gold Trust attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion and the value of the underlying shares relate directly to the value of the gold held by the SPDR® Gold Trust. The gold market is generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Gold prices may also be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. It is not possible to predict the aggregate effect of all or any combination of these factors.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of World Gold Trust Services, LLC, the Index Fund’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  TERMINATION OF THE SPDR® GOLD TRUST COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — The SPDR® Gold Trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the SPDR® Gold Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of gold is lower than the price of gold at the time when you purchased your securities.
  THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LONDON BULLION MARKET ASSOCIATION — On the Observation Date, your payment at maturity will be based on the value of the SPDR® Gold Trust. The value of the SPDR® Gold Trust is closely related to the price of gold. The reference price for gold is determined by fixing prices reported by the London Bullion Market Association (“LBMA”). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon gold fixing levels in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold fixing levels.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The payment at maturity is linked to the price of the shares of the SPDR® Gold Trust, which is linked exclusively to gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge

JPMorgan Structured Investments —	TS-3
Capped Notes Linked to the SPDR® Gold Trust

  significantly from the prices of commodities generally. Because the notes are linked to an Index Fund that tracks the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or commodity or commodity futures contracts underlying the Index Fund would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES —In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility in the Index Fund;
    the time to maturity of the notes;
    the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    global gold demand for and supply of gold
    a variety of economic, financial, political, regulatory and judicial events that affect the commodity underlying the Index Fund or commodities markets generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-4
Capped Notes Linked to the SPDR® Gold Trust

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and examples illustrate the payment at maturity for a $1,000 principal amount note for a hypothetical range of performances for the Index Fund Return from -80% to +80%, and assume an Initial Share Price of $160, a Participation Rate of 100% and a maximum payment at maturity of $1,350 per $1,000 principal amount note. The actual Participation Rate and maximum payment at maturity will be determined on the pricing date and will not be less than 100% and $1,350 per $1,000 principal amount note, respectively. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Index Fund Return	Hypothetical Total Return on the Notes	Payment at Maturity

$288.00	80.00%	35.00%	$1,350.00
$272.00	70.00%	35.00%	$1,350.00
$256.00	60.00%	35.00%	$1,350.00
$240.00	50.00%	35.00%	$1,350.00
$216.00	35.00%	35.00%	$1,350.00
$208.00	30.00%	30.00%	$1,300.00
$192.00	20.00%	20.00%	$1,200.00
$184.00	15.00%	15.00%	$1,150.00
$176.00	10.00%	10.00%	$1,100.00
$168.00	5.00%	5.00%	$1,050.00
$160.00	0.00%	0.00%	$1,000.00
$158.40	-1.00%	-1.00%	$990.00
$152.00	-5.00%	-5.00%	$950.00
$144.00	-10.00%	-10.00%	$900.00
$136.00	-15.00%	-10.00%	$900.00
$128.00	-20.00%	-10.00%	$900.00
$112.00	-30.00%	-10.00%	$900.00
$96.00	-40.00%	-10.00%	$900.00
$80.00	-50.00%	-10.00%	$900.00
$64.00	-60.00%	-10.00%	$900.00
$48.00	-70.00%	-10.00%	$900.00
$32.00	-80.00%	-10.00%	$900.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $160 to a Final Share Price of $192. Because the Final Share Price of $192 is greater than the Initial Share Price of $160, and because the product of $1,000 plus $1,000 × the Index Fund Return × the Participation Rate is not greater than the hypothetical maximum payment at maturity of $1,350, the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [($192 – $160)/$160] × 100%) = $1,200

Example 2: The closing price of one share of the Index Fund increases from the Initial Share Price of $160 to a Final Share Price of $240. Because the Final Share Price of $240 is greater than the Initial Share Price of $160, and because the product of $1,000 plus $1,000 × the Index Fund Return × the Participation Rate is greater than the hypothetical maximum payment at maturity of $1,350, the final payment at maturity is equal to $1,350 for each $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $160 to a Final Share Price of $152. Because the Final Share Price of $152 is lower than the Initial Share Price of $160, and because the product of $1,000 plus $1,000 × the Index Fund Return is greater than $900, the final payment at maturity is equal to $950 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [($152 – $160)/$160]) = $950

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $160 to a Final Share Price of $112. Because the Final Share Price of $112 is lower than the Initial Share Price of $160, and because the product of $1,000 plus $1,000 × the Index Fund Return is less than $900, the final payment at maturity is equal to $900 for each principal amount note.

The hypothetical returns and payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-5
Capped Notes Linked to the SPDR® Gold Trust

Historical Information

The following graph sets forth the historical performance of the SPDR® Gold Trust based on the weekly closing price of one share of the Fund from January 6, 2006 through August 5, 2011. The closing price of one share of the Fund on August 8, 2011 was $167.12. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in a payment at maturity in excess of $900 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Capped Notes Linked to the SPDR® Gold Trust